

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2010

Eng Kok Yap
President and Chief Executive Officer
Lans Holdings Inc.
c/o David S. Jennings, Esq.
330 Carousel Parkway
Henderson, Nevada 89014

> **Re:** **Lans Holdings Inc.**
> **Post Effective Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 23, 2010**
> **Form 10-K for the Fiscal Year Ended November 30, 2009**
> **Filed March 19, 2010**
> **File No. 333-148385**

Dear Mr. Yap:

We have limited our review of your registration statement and Form 10-K to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and Form 10-K and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Post Effective Amendment No. 1 to Registration Statement on Form S-1

General

1. Please update the disclosure throughout your filing to reflect the current status of your company with a view to explaining to readers what efforts, if any, you have taken to begin operations. By way of example only, and not intended as an exhaustive list, we note that your disclosure on page 31 that you "intend to continue the development and refinement of our Product over the coming months" is identical to the disclosure in your registration statement that went effective on April 11, 2008. Similarly, you state throughout your registration statement that that you "will require additional financing," however, you give no indication as what efforts, if any, you have made over the last 2 years to obtain additional financing in order to pursue your stated business plan.

Registration Statement Cover Page

2. Please revise your facing sheet to include the applicable amendment number. See Rule 470 of Regulation C under the Securities Act of 1933.

Summary, page 4

3. We note your indication here and under "Determination of Offering Price" and "Plan of Distribution," that your common stock is quoted on the OTCBB, however, you will be offering your shares at a fixed price until your common stock becomes "*actively traded on the OTCBB*" (emphasis added). It is not clear to us, however, how you or anyone else will be able to assess whether an "active trading market" has developed for your common stock. Therefore, please revise your prospectus to indicate that your selling shareholders will offer their shares at a fixed price of $0.03 for the duration of the offering without regard to whether an active market ever develops for your common stock. Alternatively, please simply indicate that selling stockholders may sell their shares at prevailing market prices or privately negotiated prices.

Signature

4. It appears that you have used the signature certification language from Form S-3. Please revise to use the certification from Form S-1.

Form 10-K for the Fiscal Year Ended November 30, 2010

Financial Statements, page F-1

Statements of Operations, page F-3

5. There are no amounts presented under the heading "Year Ended November 30, 2009." Please amend your filing to include statements of operations and net loss per share for all required periods.

6. When you file the above requested amendment, please reconsider your conclusion regarding the effectiveness of your disclosure controls and procedures, as you do not appear to have been effective in ensuring that all information required to be disclosed in this Form 10-K was reported within the specified time period.

Exhibit 31

7. Your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, we note that you changed a citation in paragraph 4 and deleted a clause from paragraph 4(d). Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933, Securities Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323, or in her absence, Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 with any questions regarding comments on the financial statements or related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David S. Jennings, Esq.
        Via Fax (800) 731-6120